Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

28th Floor

New York, NY 10019

January 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-1004

Re:	Direxion Funds
File Nos.: 811-08243

Dear Sir or Madam:

On behalf of the Direxion Funds (the “Trust”), filed herewith is a Combined Proxy Registration Statement and Prospectus to facilitate the reorganization of the Destra Dividend Total Return Fund, a series of Destra Investment Trust, into the Direxion Hilton Tactical Income Fund, a series of the Trust.

Pursuant to Rule 488 it is proposed that the filing become effective on February 5, 2017.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

/s/ Angela Brickl

Angela Brickl

Secretary

Rafferty Asset Management, LLC